Exhibit 99.1

Voting Results of 2024 Annual General Meeting

At Legend Biotech Corporation’s (the “Company”) annual general meeting of shareholders held on October 21, 2024 (the “AGM”), the Company’s shareholders:

•	received the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023;

•	ratified the appointment of Ernst & Young LLP as the Company’s independent auditor for the fiscal year ending December 31, 2024;

•	re-elected each of Ms. Ye Wang, Dr. Darren Xiaohui Ji, Dr. Ying Huang and Mr. Tomas Heyman to serve as a Class I director for a three-year term;

•	approved the amendment and restatement of the Company’s 2020 Restricted Shares Plan to increase the aggregate number of ordinary shares reserved for issuance by 15,000,000 ordinary shares; and

•

authorized each of the directors and officers of the Company to take any and every action that might be necessary to effect the forgoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

A total of approximately 351,102,656 ordinary shares, including those underlying ADSs, representing approximately 95.3% of the ordinary shares issued and outstanding as of September 17, 2024, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Reception of Audited Financial Statements	351,026,682	95.238%	35,060	0.010%	40,914	0.011%
Ratification of appointment of Ernst & Young LLP as Independent Auditor for Fiscal Year 2024	351,070,748	95.250%	3,276	0.001%	28,632	0.008%
Election of Directors
Ye Wang (Class I)	254,083,338	68.936%	96,987,136	26.314%	32,182	0.009%
Dr. Darren Xiahui Ji (Class I)	344,087,858	93.356%	6,982,614	1.894%	32,184	0.009%
Dr. Ying Huang (Class I)	350,256,394	95.029%	814,082	0.221%	32,180	0.009%
Tomas Heyman (Class I)	344,761,778	93.539%	6,307,538	1.711%	33,340	0.009%
Amendment and Restatement of 2020 Restricted Shares Plan	347,474,014	94.275%	3,601,752	0.977%	26,890	0.007%
Authorization of Directors and Officers	350,780,616	95.172%	191,268	0.052%	130,772	0.035%